February 19, 2009

Mr. John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Nolan:

I am writing in response to your comment letter (file number 000-13396) dated December 30, 2008. Thank you for the 10 day extension that was granted. The additional time has allowed us to more thoroughly evaluate your comments and prepare a more comprehensive response.

The first comment refers to the reconciliation of Level 3 assets for the three months ended June 30, 2008, as presented on page 11 of our 2nd quarter 2008 Form 10-Q. This disclosure was prepared in accordance with Financial Accounting Standards Board (FASB) Statement No. 157, “Fair Value Measurements.” The activity in our Level 3 assets for the three months ended June 30, 2008 is detailed in Attachment 1.

The first five securities listed in Attachment 1 include one U.S. Government Agency security, one pooled trust preferred security, and three collateralized mortgage obligations. These securities were classified as Level 3 securities as of March 31, 2008 because there were no observable inputs that could be used in their valuation, as defined in paragraph 30 of FASB Statement No. 157. During the second quarter of 2008, there were observable inputs that could be used in the valuation of the securities, resulting in a transfer to Level 2. The last three securities listed in Attachment 1 are municipal securities which were purchased during the second quarter of 2008 and classified as Level 3 securities because there were no observable inputs that could be used in their valuation.

The second comment refers to the tabular presentation of amortized cost and estimated market values of available-for-sale securities as of September 30, 2008, as presented on page 12 of our 3rd quarter 2008 Form 10-Q. CNB Financial Corporation owned six structured pooled trust preferred securities (“TRuPs”) as of September 30, 2008. Based on the nature of the underlying collateral, three of these securities were included in the “Mortgage & asset backed” line item, and three were included in the “Corporate notes & bonds” line item within the tabular disclosure. The specific TRuPs included in each line item, as well as the information requested in the first four bullet points, are detailed in Attachment 2.

The fifth bullet point included with the second comment requests that we indicate how we considered the financial condition and near term prospects of each issuer, including any specific events which may have existed or occurred previously which influenced our decision not to record an other-than-temporary impairment. For each TRuP, we have obtained original offering circulars, as well as periodic valuation reports and compliance reports that are issued by the trustee. These reports are analyzed to determine the scope of defaults and deferrals on interest payments by underlying issuers, compliance with collateral benchmarks, and other information that would be relevant to an investor. This information is obtained and the related analyses that are described below are performed on a quarterly basis, or more frequently when economic or market conditions warrant such an evaluation.

The Corporation followed the guidance in FASB Statement No. 115, Emerging Issues Task Force (EITF) No. 99-20, SEC Staff Accounting Bulletin No. 59, and SEC Staff Accounting Topic 5.M while performing its analysis of other-than temporary impairment (“OTTI”) for each TRuP. In connection with each TRuP OTTI evaluation, the Corporation prepared or obtained a quantitative cash flow analysis that demonstrated whether there was an adverse change in estimated cash flows from the cash flows projected when the Corporation purchased the TRuP. These cash flow analyses, in conjunction with other qualitative information that a market participant would use in determining the current fair value of the TRuP, were evaluated to formulate the Corporation’s conclusion about whether the TRuP was other-than-temporarily impaired. The Corporation concluded that none of its TRuPs were other-than-temporarily impaired as of and during the quarter ended September 30, 2008 or any previous quarters. Additionally, there have not been any events subsequent to the filing of our Form 10-Q for the quarter ended September 30, 2008 that would change our conclusion that an other-than-temporary impairment did not exist as of and during the quarter ended September 30, 2008.

During our evaluation process for the fourth quarter of 2008, we did conclude that an other-than-temporary impairment occurred in our US Capital Funding VI TRuP for the following reasons:

•	Additional defaults and deferrals of interest payments were made by underlying issuers during the fourth quarter.

•

Due to weaknesses within the financial services sector as well as the deteriorating national economy during the fourth quarter, there is a greater likelihood of defaults and deferrals by other specifically identified underlying issuers.

•

The Corporation did not receive its scheduled quarterly interest payment on this security in January 2009. The Corporation did receive its scheduled quarterly interest payment in October 2008 and all previous quarters.

As a result, an other-than-temporary impairment charge was recorded by the Corporation in the amount of $2,000,000 during the fourth quarter, representing the full carrying value of the US Capital Funding VI TRuP. The Corporation concluded that none of its other TRuPs were other-than-temporarily impaired as of and during the quarter ended December 31, 2008 based on the results of the analyses described previously.

In connection with this response, I would also like to acknowledge our understanding that:

•	CNB Financial Corporation is responsible for the adequacy and accuracy of the disclosures in our filings;

•

SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	CNB Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this letter or the attachments.

Sincerely,

/s/ Charles R. Guarino
Charles R. Guarino, CPA
Treasurer and Principal Financial Officer

CNB Financial Corporation

Change in Level 3 Assets

April 1, 2008 to June 30, 2008

{Amounts in Thousands}

CUSIP	Description	Beginning balance April 1, 2008	Purchases	Principal Paydowns	Change in Fair Value	Transfers out	Ending balance June 30, 2008
3133X77L2	FHLB WD-9009 CL 1 of 1MM	509	—	(22)	(4)	(483)	—
31393R4P2	FHR 2617 BG	979	—	(55)	(18)	(906)	—
31392HEX7	FNR 2002-97 EJ	1,957	—	(122)	(59)	(1,776)	—
31392JM30	FNR 2003-17 EC	1,953	—	(118)	(61)	(1,774)	—
74041EAC9	Preferred Term XVI of 1MM	1,000	—	—	(117)	(883)	—
664714DB5	Northeastern York PA Sch Dist	—	520	—	(18)	—	502
624805LN5	Muhlenberg PA Sch Dist	—	303	—	(7)	—	296
547048CW6	Louisville OH Go	—	603	—	—	—	603

		6,398	1,426	(317)	(284)	(5,822)	1,401

Attachment 1

CNB Financial Corporation

Structured Trust Preferred Securities

December 31, 2007 to December 31, 2008

{Amounts in Thousands}

December 31, 2007

CUSIP	Description	Investment disclosure line item	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
01448TAD6	Alesco V	Mortgage & asset backed	A	A2	2,000	(100)	1,900	< 12 months

01450DAE4	Alesco XII	Mortgage & asset backed	A	A3	1,860	—	1,860	n/a

01450NAD4	Alesco XVII	Mortgage & asset backed	B	A3	1,000	(40)	960	< 12 months

903428AF7	US Capital Funding VI	Corporate notes & bonds	C	not rated	2,000	—	2,000	n/a

55309TAC2	MM Community Funding	Corporate notes & bonds	D	not rated	1,290	—	1,290	n/a

74041EAC9	Preferred Term XVI	Corporate notes & bonds	A	Aa2	1,000	—	1,000	n/a

March 31, 2008

CUSIP	Description	Investment disclosure line item	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
01448TAD6	Alesco V	Mortgage & asset backed	A	A2	2,000	(260)	1,740	< 12 months

01450DAE4	Alesco XII	Mortgage & asset backed	A	A3	1,861	(364)	1,497	< 12 months

01450NAD4	Alesco XVII	Mortgage & asset backed	B	A3	1,000	(160)	840	< 12 months

903428AF7	US Capital Funding VI	Corporate notes & bonds	C	not rated	2,000	(700)	1,300	< 12 months

55309TAC2	MM Community Funding	Corporate notes & bonds	D	A2	1,290	—	1,290	n/a

74041EAC9	Preferred Term XVI	Corporate notes & bonds	A	Aa2	1,000	(71)	929	< 12 months

June 30, 2008

CUSIP	Description	Investment disclosure line item	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
01448TAD6	Alesco V	Mortgage & asset backed	A	A2	2,000	(800)	1,200	< 12 months

01450DAE4	Alesco XII	Mortgage & asset backed	A	A3	1,866	(866)	1,000	< 12 months

01450NAD4	Alesco XVII	Mortgage & asset backed	B	A3	1,000	(300)	700	< 12 months

903428AF7	US Capital Funding VI	Corporate notes & bonds	C	not rated	2,000	(1,200)	800	< 12 months

55309TAC2	MM Community Funding	Corporate notes & bonds	D	A2	1,238	(99)	1,139	< 12 months

74041EAC9	Preferred Term XVI	Corporate notes & bonds	A	Aa2	999	(117)	882	< 12 months

September 30, 2008

CUSIP	Description	Investment disclosure line item	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
01448TAD6	Alesco V	Mortgage & asset backed	A	AAA	2,000	(846)	1,154	< 12 months
01450DAE4	Alesco XII	Mortgage & asset backed	A	Baa2	1,866	(887)	979	< 12 months
01450NAD4	Alesco XVII	Mortgage & asset backed	B	AAA	1,000	(506)	494	< 12 months
903428AF7	US Capital Funding VI	Corporate notes & bonds	C	not rated	2,000	(1,717)	283	< 12 months
55309TAC2	MM Community Funding	Corporate notes & bonds	D	A2	1,238	(805)	433	< 12 months
74041EAC9	Preferred Term XVI	Corporate notes & bonds	A	Aa2	995	(319)	676	< 12 months

December 31, 2008

CUSIP	Description	Investment disclosure line item	Underlying Issuer	Credit Rating	Amortized Cost	Unrealized Gain/(Loss)	Fair Value	Loss Duration
01448TAD6	Alesco V	Mortgage & asset backed	A	Baa2	2,000	(1,360)	640	> 12 months

01450DAE4	Alesco XII	Mortgage & asset backed	A	Baa2	1,866	(1,442)	424	< 12 months

01450NAD4	Alesco XVII	Mortgage & asset backed	B	AAA	1,000	(670)	330	> 12 months

903428AF7	US Capital Funding VI	Corporate notes & bonds	C	not rated	—	—	—	< 12 months

55309TAC2	MM Community Funding	Corporate notes & bonds	D	Baa2	1,224	37	1,261	n/a	#

74041EAC9	Preferred Term XVI	Corporate notes & bonds	A	Aa2	990	(565)	425	< 12 months

A	-	Community banks and insurance companies
B	-	Community banks and one insurance company
C	-	Community banks, insurance companies, and debt issued by other commercial enterprises
D	-	Community banks and one large regional bank
#	-	The fair value of the MM Community Funding security increased significantly from September 30, 2008 to December 31, 2008. During the quarter ended December 31, 2008, management was able to gain greater visibility into the underlying collateral of the security, which necessitated modification of certain assumptions used in performing the Level 3 valuation of the asset.

Attachment 2